SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 001-12677
                                                                       ---------

                           NOTIFICATION OF LATE FILING
(Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
             |_| Form N-SAR

For Period Ended: September 30, 1999
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|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________
Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

                         Part I. Registrant Information

Full name of registrant: PREFERRED EMPLOYERS HOLDINGS, INC.
                         -------------------------------------------------------
Former name if applicable: N/A
                           ----------
Address of principal executive office (Street and number):
      10800 Biscayne Boulevard
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City, State and Zip Code:
      Miami, FL 33161
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                        Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject or, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Preferred Employers Holdings, Inc. (the "Company") is unable to file its quarterly report (the "Quarterly Report") on Form 10-Q for its fiscal quarter ended September 30, 1999 by the prescribed date of November 15, 1999 due to the diversion of time and effort by the Company's management with respect to the Company's offer to purchase all of the outstanding shares of common stock, which tender offer commenced on September 17, 1999. The registrant intends to file the Quarterly Report on or prior to the prescribed extended date.

                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

                  Jonathan J. Russo            (212)             702-5714
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                       (Name)               (Area code)     (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       PREFERRED EMPLOYERS HOLDINGS, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 1999           By: /s/ Jose Menendez
                                      ------------------------------------------
                                      Jose Menendez, Vice President
                                      General Counsel and Assistant Secretary

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).